SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

Liberty Satellite & Technology, Inc.

(Name of Issuer)

Series A Common Stock, par value $1.00 per share
Series B Common Stock, par value $1.00 per share

(Title of Class of Securities)

Series A Common Stock:  531182301
Series B Common Stock:  531182400

(CUSIP Number)

Elizabeth M. Markowski, Esq.
Senior Vice President
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2003, March 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Series A Common Stock CUSIP No. 531182301 Series B Common Stock CUSIP No. 531182400

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,145,659 SHARES OF SERIES A* 36,028,982 SHARES OF SERIES B**

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 8,145,659 SHARES OF SERIES A* 36,028,982 SHARES OF SERIES B**

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,145,659 SHARES OF SERIES A* 36,028,982 SHARES OF SERIES B**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)*** Series A Common Stock: 56.9% Series B Common Stock: 98.8%

14.	Type of Reporting Person (See Instructions) HC, CO

* Does not include shares of Series A Common Stock issuable upon conversion of Series B Common Stock.  Shares of Series B Common Stock are convertible on a one-to-one basis into shares of Series A Common Stock.

**Includes 1,696,717 shares of Series B Common Stock issuable upon conversion of Series B Cumulative Convertible Voting Preferred Stock, as described in Item 5 of this Schedule 13D.

*** Each share of Series A Common Stock is entitled to one vote per share, each share of Series B Common Stock is entitled to ten votes per share and each share of the Series B Preferred Stock is entitled to 558 votes per share.  Accordingly, the voting securities owned by the Reporting Person represent approximately 97.6% of the voting power of the Issuer’s outstanding capital stock.  When these series of stock are aggregated and assuming the conversion of shares of the Issuer’s Series B Preferred Stock, the Reporting Person may be deemed to hold common stock of the Issuer representing approximately 97.2% of the total voting power, and 87.0% of the total number of shares, of the Issuer’s outstanding common stock.  If conversion of the Series B Preferred Stock is not assumed, the shares of common stock owned by the Reporting Person represent 86.6% of the outstanding common stock of the Issuer.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY SATELLITE & TECHNOLOGY, INC.

Amendment No. 4 to Schedule 13D (the “Amendment”)

Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), hereby amends and supplements its Statement on Schedule 13D originally filed on November 8, 2000, as amended on June 22, 2001, January 4, 2002 and October 23, 2002 (the “Statement”), with respect to the Series A Common Stock, par value $1.00 per share (the “Series A Common Stock”), and the Series B Common Stock, par value $1.00 per share (the “Series B Common Stock” and together with the Series A Common Stock, the “Common Stock”), of Liberty Satellite & Technology, Inc. (“Liberty Satellite” or the “Issuer”), a Delaware corporation.  Items 2, 3, 4, 5 and 7 of, and Schedules 1 and 3 to, the Statement are hereby amended as set forth below.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented by adding the following information thereto:

“Schedule 1 attached hereto contains the following information concerning each director, executive officer and controlling person of Liberty: (i) name and residence or business address, (ii) principal occupation or employment; (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.  Schedule 1 attached hereto is incorporated herein by reference and amends and restates Schedule 1 to the Statement.

During the last five years, neither the Reporting Person nor any of the persons named on Schedule 1 (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the persons named on Schedule 1 (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:

“As described more fully in Amendment No. 2 to the Statement, the Reporting Person holds 150,000 shares of Liberty Satellite Series A Cumulative Preferred Stock (the “Series A Preferred Stock”) and 150,000 shares of Liberty Satellite Series B Cumulative Convertible Voting Preferred Stock (“Series B Preferred Stock”).  The Series A Preferred Stock and the Series B Preferred Stock are held of record by the Reporting Person’s wholly owned subsidiaries, Liberty LSAT II, Inc. and Liberty LSAT, Inc., respectively.

The terms of the Issuer’s Series A Preferred Stock and Series B Preferred Stock allowed the Issuer the right, at its election, to pay dividends on such preferred stock in either cash, shares of the Issuer’s Series A Common Stock or in any combination of cash or shares of the Issuer’s Series A Common Stock until March 31, 2003.  Subsequent to March 31, 2003, the dividends on such preferred stock are payable by the Issuer in cash.  On January 20, 2003, Liberty LSAT II, Inc. received 1,933,072 shares, and Liberty LSAT, Inc. received 1,288,715 shares, of the Issuer’s Series A Common Stock as dividend payments on the Series A Preferred Stock and Series B Preferred Stock, respectively, for the dividend payment period ended December 31, 2002.

In the aggregate, the Reporting Person has received 7,542,064 shares of Series A Common Stock in payment of dividends on the Series A Preferred Stock and Series B Preferred Stock, with 3,016,826 shares of Series A Common Stock issued to Liberty LSAT, Inc. and 4,525,238 shares of Series A Common Stock issued to Liberty LSAT II, Inc.”

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

“The issuance of 3,221,787 shares of Series A Common Stock to the Reporting Person on January 20, 2003 described in Item 3 was in payment of dividends accrued on the shares of Series A Preferred Stock and Series B Preferred Stock.

On March 27, 2003, the Reporting Person sent an expression of interest to the Issuer regarding the possibility of the Reporting Person acquiring all the issued and outstanding shares of the Issuer that it does not already own.  As proposed by the Reporting Person, the Issuer’s stockholders would receive 0.2131 of a share of the Series A common stock, par value $.01 per share, of the Reporting Person (the “Liberty Series A Common Stock”), for each share of the Issuer’s Common Stock held.  The transaction would be taxable to the Issuer’s stockholders.  The consummation of such transaction between the Issuer and the Reporting Person would be subject to the negotiation, execution and delivery of definitive documentation, any material required third party consents, the receipt of any necessary regulatory approvals, and any closing conditions provided for in such documentation.

This summary of the offer letter sent to the Issuer’s board of directors by the Reporting Person does not purport to be complete and is qualified in its entirety by reference to the complete text of the offer letter, which is included in this Amendment as Exhibit 7(i).

The Issuer has advised the Reporting Person that a special committee of independent directors of the Issuer’s board of directors was formed on April 1, 2003 to consider the proposed transaction by the Reporting Person.  According to a press release issued by the Issuer on April 1, 2003, the special committee intends to engage independent legal counsel and financial advisors and has plenary authority to respond to the Reporting Person’s proposal.

In addition, on March 31, 2003, the Reporting Person sent an expression of interest to the Issuer’s controlled subsidiary, On Command Corporation, a Delaware corporation (“On Command”), regarding the possibility of the Reporting Person acquiring all the issued and outstanding shares of the common stock, par value $.01 per share, of On Command (the “On Command Common Stock”), that the Reporting Person does not already own.  As proposed by the Reporting Person, On Command’s stockholders (excluding the Issuer) would receive 0.0787 of a share of the Liberty Series A Common Stock for each share of the On Command Common Stock held.  The transaction would be taxable to On Command’s stockholders.  The consummation of such transaction between On Command and the Reporting Person would be subject to the negotiation, execution and delivery of definitive documentation, any material required third party consents, the receipt of any necessary regulatory approvals, and any closing conditions provided for in such documentation.

This summary of the offer letter sent to On Command’s board of directors by the Reporting Person does not purport to be complete and is qualified in its entirety by reference to the complete text of the offer letter, which is included in this Amendment as Exhibit 7(j).

On Command has advised the Reporting Person that a special committee of independent directors of On Command’s board of directors was formed on April 2, 2003 to consider the proposed transaction by the Reporting Person.  According to a press release issued by On Command on April 2, 2003, the special committee intends to engage independent legal counsel and financial advisors and has plenary authority to respond to the Reporting Person’s proposal.

Except as otherwise described in this Item 4, neither the Reporting Person nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any current plans or proposals which relate to or would result in:  (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future.  In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer and the market price of securities of the Reporting Person.  The Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of the Issuer by any means, including, without limitation, in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

“(a)    The Reporting Person beneficially owns 8,145,659 shares of Series A Common Stock and 36,028,982 shares of Series B Common Stock (including the 1,696,717 shares of Series B Common Stock issuable upon conversion of Series B Preferred Stock, as described below).  Based on the 14,304,794 shares of Series A Common Stock and the 36,461,772 shares of Series B Common Stock outstanding (including the 1,696,717 shares of Series B Common Stock issuable upon conversion of Series B Preferred Stock, as described below) as of February 28, 2003 (as disclosed in the Issuer’s Form 10-K filed on March 28, 2003 with the Securities and Exchange Commission (the “SEC”), the Reporting Person beneficially owns approximately 56.9% of the Series A Common Stock and 98.8% of the Series B Common Stock outstanding.  The Series A Common Stock is entitled to one vote per share, the Series B Common Stock is entitled to 10 votes per share and the Series B Preferred Stock is entitled to 558 votes per share.  Accordingly, the voting securities owned by the Reporting Person represent approximately 97.6% of the voting power of the Issuer’s outstanding capital stock.

Shares of Series B Common Stock are convertible on a one-to-one basis into shares of Series A Common Stock.  Each share of Series B Preferred Stock is convertible at the holder’s option into 11.31145 shares of Series B Common Stock (which conversion ratio is subject to adjustment in certain circumstances, including cumulation of dividends, distributions or dividends on, splits, combinations or reclassifications of, and certain issuances of shares of, the Series B Common Stock).  Assuming the conversion of shares of Series B Preferred Stock of the Issuer, the Reporting Person may be deemed to hold Common Stock of the Issuer representing approximately 97.2% of the total voting power, and 87.0% of the total number of shares, of the

Issuer’s outstanding Common Stock.  If conversion of the Series B Preferred Stock is not assumed, the shares of Common Stock owned by the Reporting Person represent 86.6% of the Issuer’s outstanding Common Stock.

Except as described on Schedule 3, which is incorporated herein, to the knowledge of the Reporting Person, none of the persons named on Schedule 1 beneficially owns any shares of Common Stock.

(b)    The Reporting Person has the sole power to vote or to direct the voting of its shares of Common Stock and the sole power to dispose of, or to direct the disposition of, its shares of Common Stock.  Except as stated otherwise in Schedule 3, which is incorporated herein, to the knowledge of the Reporting Person, each of the persons listed on Schedule 3 has the sole power to vote or direct the voting of, and the sole power to dispose of or direct the disposition of, the shares of Common Stock indicated as being owned by such person on Schedule 3.

(c) No transactions in the shares of Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the Schedule 1 Persons during the last 60 days.

(d) None.

(e) Not applicable.”

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby supplemented and amended to include the following information:

Exhibit No.	Exhibit
7(i)	Letter addressed to the Issuer from the Reporting Person, dated March 27, 2003 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by the Issuer with the SEC on April 2, 2003.)
7(j)	Letter addressed to On Command from the Reporting Person, dated March 31, 2003 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by On Command with the SEC on April 4, 2003.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY MEDIA CORPORATION

April 16, 2003
Date
/s/ Elizabeth M. Markowski
Signature
Elizabeth M. Markowski/Senior Vice President
Name/Title

Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below.  The principal business of Liberty Media Corporation is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia.  The principal businesses of the other entities listed below are as so listed.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation (“Liberty”), 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Person, all executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd., a venture capital partnership

Paul A. Gould Allen & Company Incorporated 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated, an investment banking services company

Gary S. Howard

Executive Vice President, Chief Operating Officer and Director of Liberty; Chairman of the Board and Director of Liberty Satellite & Technology, Inc.; Chairman of the Board and Director of On Command Corporation

Jerome H. Kern Kern Consulting LLC 9033 East Easter Place, Suite 205 Centennial, Colorado 80112	Director of Liberty; Consultant, Kern Consulting LLC, a consulting company

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski	Senior Vice President of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty

SCHEDULE 3

The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 3.

Name	Shares and Options to Purchase Shares Beneficially Owned

John C. Malone

1 share of Series A Common Stock directly; 12,000 shares of Series A Common Stock indirectly through a trust of which Dr. Malone is the sole trustee and in which, with his spouse, he retains a unitrust interest; options to purchase 15,000 shares of Series A Common Stock; and 11,730 shares of Series B Common Stock held by Dr. Malone’s spouse, as to which shares he disclaims any beneficial ownership.

Robert R. Bennett	500 shares of Series A Common Stock, directly; options to purchase 500 shares of Series A Common Stock.

Gary S. Howard	5,508 shares of Series A Common Stock owned directly; 2,549 shares of Series A Common Stock owned as custodian for children; and options to purchase 49,965 shares of Series A Common Stock.

Charles Y. Tanabe	20 shares of Series A Common Stock.

Jerome H. Kern	1,000 shares of Series A Common Stock owned directly; options to purchase 10,000 shares of Series A Common Stock.

Elizabeth M. Markowski	20 shares of Series A Common Stock held by Ms. Markowski’s spouse who has sole power to vote and dispose of such shares, as to which shares she disclaims any beneficial ownership.

David J.A. Flowers	8 shares of Series A Common Stock.

Donne F. Fisher	Options to purchase 2,500 shares of Series A Common Stock.

Larry E. Romrell	798 shares of Series A Common Stock owned directly; options to purchase 72,408 shares of Series A Common Stock; and 5 shares of Series B Common Stock owned directly.